SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d)
and Amendments Thereto Filed Pursuant to 13d-2

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

(Amendment No. 0)

America West Holdings Corporation

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

023657208

(CUSIP Number)

September 21, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023657208	13G	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

William A. Franke

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) 1

(b) 2

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States (Arizona)

	5.	SOLE VOTING POWER

NUMBER OF SHARES

BENEFICIALLY		2,013,334

OWNED BY EACH

REPORTING PERSON

WITH

	6.	SHARED VOTING POWER 0

	7.	SOLE DISPOSITIVE POWER

2,013,334

	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,013,334

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

3

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.2%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a). Name of Issuer

The name of the issuer is America West Holdings Corporation.

Item 1(b). Address of Issuer’s Principal Executive Offices.

The address of the issuer’s principal executive offices is 111 West Rio Salado Parkway, Tempe, Arizona 85281.

Item 2(a). Name of Person Filing

The name of the person filing this statement is William A. Franke.

Item 2(b). Address of Principal Business Office or, if None, Residence

The address of Mr. Franke’s principal business office is 2525 East Camelback Road, Suite 800, Phoenix, Arizona 85016.

Item 2(c). Citizenship

Mr. Franke is a citizen of the United States (Arizona).

Item 2(d). Title of Class of Securities

This statement relates to Class B Common Stock, $0.01 par value.

Item 2(e). CUSIP Number

The issuer’s CUSIP Number is 023657208.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a)	At October 4, 2001, Mr. Franke beneficially owned 2,013,334 shares of the issuer’s Class B Common Stock.

(b)	At October 4, 2001, Mr. Franke held 6.2% of the issuer’s outstanding Class B Common Stock.

(c)	At October 4, 2001, Mr. Franke had the sole power to vote or to direct the vote of and to dispose or direct the disposition of all 2,013,334 shares beneficially owned by him.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not. Applicable.

Item 7. Identification and Classification of the Subsidiary Which acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 4, 2001 Date

/s/ William A. Franke Signature

William A. Franke Name/Title